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                              March 15, 2024

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       18575 Jamboree Road
       Suite 830
       Irvine, CA 92612

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post Qualification
Amendment No. 11 to Offering Statement on Form 1-A
                                                            Filed March 1, 2024
                                                            File No. 024-11723

       Dear Curtis Allen:

                                                         We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment No. 11 to Offering Statement on Form 1-A

       General

   1. We note disclosure that you may be unable to pay redemption requests due to applicable limits or insufficient
available cash. Please disclose at the cover page, summary and risk factor sections whether
investors would be required to hold until the maturity date if you are unable to pay
redemption requests.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
March 15, 2024
Page 2

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                         Sincerely,
FirstName LastNameCurtis Allen
                                                         Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                         Office of Energy &
Transportation
March 15, 2024 Page 2
cc:       Ross McAloon, Esq.
FirstName LastName